UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-33655

Paragon Shipping Inc.

(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7:  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 1.1 is the Underwriting Agreement dated August 5, 2014 by and among Paragon Shipping Inc. (the “Company”) and the other parties named therein.

Attached to this Report on Form 6-K as Exhibit 4.1 is the Base Indenture dated August 8, 2014 between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”).

Attached to this Report on Form 6-K as Exhibit 4.2 is the First Supplemental Indenture dated August 8, 2014 between the Company and the Trustee.

Attached to this Report on Form 6-K as Exhibit 23.4 is the consent of Drewry Shipping Consultants Ltd.

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release issued by the Company on August 5, 2014 announcing a public offering of senior notes due 2021.

Attached to this Report on Form 6-K as Exhibit 99.2 is a press release issued by the Company on August 5, 2014 announcing the pricing of $25 million of senior notes due 2021.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 filed on November 22, 2013, as amended on December 20, 2013 (Registration No. 333-192517).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: August 12, 2014	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer